FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of November, 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 10, 2026, the Registrant issued a press release announcing its unaudited third quarter 2026 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 10, 2026	By: /s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Reports Third Quarter 2026 Results

Revenues of $116.2 Million; GAAP Operating Income of $7.9 Million;

Adjusted EBITDA up 13% to $17.6 Million and Non-GAAP Net Income

up 21% to $14.3 Million

Comtech Acquisition on Track to Close by Year End; Expected to More than Double Defense Revenues in 2027

Updates 2026 Financial Guidance

Petah Tikva, Israel, November 10, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter, ended September 30, 2026.

Third Quarter 2026 Financial Highlights

•	Revenues were $116.2 million, compared with $117.7 million in Q3 2025;

~~•~~	GAAP operating income increased to $7.9 million, compared with GAAP operating income of $7.5 million in Q3 2025;

•	Non-GAAP operating income increased 14% to $14.6 million, compared with $12.8 million in Q3 2025;

•	GAAP net income of $8.7 million, compared with GAAP net income of $8.1 million in Q3 2025, reflecting earnings of $0.11 per diluted share;

•	Non-GAAP net income of $14.3 million, or $0.18 per diluted share, compared with $11.8 million, or $0.19 per diluted share, in Q3 2025;

•	Adjusted EBITDA increased 13% to $17.6 million, compared with $15.6 million in Q3 2025; Adjusted EBITDA margin expanded to 15% from 13%;

•	Cash, cash equivalents, and short-term deposits of $260 million as of September 30, 2026, compared with $159 million as of June 30, 2026, including net proceeds of approximately $99 million from the $100 million convertible notes issued during the quarter.

•	Based on our third quarter results and current visibility, we are revising our full-year 2026 guidance. We expect revenues in the range of $455 million to $475 million and our Adjusted EBITDA to range between $61 million and $63 million[1].

_______________________

1 We do not provide forward-looking guidance on a GAAP basis because we are unable to reasonably provide forward-looking guidance for certain financial data, such as earnout-based expenses related to recent acquisitions. As a result, we are not able to provide a reconciliation of GAAP to non-GAAP financial measures for forward looking data without unreasonable effort.

Management Commentary

Adi Sfadia, Gilat’s CEO, commented: “We concluded the quarter with Adjusted EBITDA increasing 13% year over year to $17.6 million, with the Adjusted EBITDA margin expanding to approximately 15% while our Non-GAAP Net Income jumped over 21% to $14.3 million. This comes alongside revenues of $116.2 million, compared to $117.7 million in the same quarter last year. Due to cost and pricing discipline, these results were achieved despite weaker currency conditions and bad debt write-offs resulting from Hughes Network Systems’ Chapter 11 filing.”

Mr. Sfadia added, “Our revised revenue outlook reflects several factors. In IFC, we rescheduled certain terminal deliveries while working through commercial terms that are important to program profitability. Continued delays in LEO and GEO satellite development and launches, partly due to launch options scarcity, have pushed out the expected timing of certain network equipment orders. In Peru, agreements reached later than anticipated shifted some expected revenue into 2027.”

Mr. Sfadia concluded, “Changing market dynamics are intensifying competitive pressure, as vertically integrated LEO providers gain market share from traditional GEO providers. These changes in market dynamics reinforce the strategic direction we have been pursuing for several years: building our Defense segment through acquisitions and investments. This quarter’s Defense results show that the strategy is working, as our Defense segment continued its strong momentum, with revenues growing 53% year over year. Our acquisition of Comtech is the next major step in this shift. The transaction is expected to close by year-end, subject to the satisfaction of applicable closing conditions. Once completed, it is expected to create a company with the scale to address accelerating demand for secure defense communications and a substantially larger U.S. presence, and to more than double defense revenues in 2027.

In addition, we continue to pursue a growing number of opportunities in next-generation ground infrastructure, IFC, and particularly in new sovereign satellite constellations, which represent an increasingly growing market for Gilat.”

Key Recent Announcements

•	Gilat Secures Over $8 Million in Additional Orders from the U.S. Department of War

•	Gilat Secures Over $10 Million in Additional SkyEdge IV Orders from a Leading Satellite Operator

•	Gilat Awarded $28 Million Contract to Expand Connectivity in Peru

•	Gilat Awarded Over $32 Million for Multi-Band DKET Systems Supporting U.S. Defense Network Resilience

•	Gilat Announces $100 Million Five-Year Convertible Notes at 60% Conversion Premium

•	Gilat Signs $14 Million Agreement to Expand Broadband Internet Access in Peru

•	Gilat Demonstrates Breakthrough AI-Based Interference Detection and Cancellation Technology for Satellite Links

Conference Call Details

Gilat’s management will discuss its third quarter 2026 results and business achievements and participate in a question-and-answer session:

In English:

Date:                Tuesday, November 10, 2026

Start:                09:30 AM EST / 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:        US: 1-888-407-2553

International:   +972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

In Hebrew:

Date:                Wednesday, November 11, 2026

Start:                10:00 AM IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_EeFBb3ghRKyMaP8l7W2WOw

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and the income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historical operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net income and Adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPAs) and Block Upconverters (BUCs) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include our full-year 2026 financial guidance, the expected timing of orders, deliveries and revenue recognition, our expectations regarding defense demand and new satellite constellations, and the expected timing, completion and benefits of the proposed Comtech acquisition. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; delays in or failure to complete the proposed Comtech acquisition, including failure to satisfy applicable closing conditions; difficulties integrating acquired businesses or realizing anticipated benefits; changes in customer-program schedules, commercial negotiations and the timing of satellite development and launches; customer insolvency, credit losses and collection risks; foreign currency fluctuations; changes in government and defense procurement, budgets and demand; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com

Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Revenues	$349,363	$314,698	$116,226	$117,691
Cost of revenues	233,655	219,642	75,424	82,960

Gross profit	115,708	95,056	40,802	34,731

Research and development expenses, net	33,654	35,424	9,936	11,494
Selling and marketing expenses	29,285	25,542	10,074	9,075
General and administrative expenses	32,256	19,849	9,638	6,822
Other operating expenses (income), net	3,528	3,758	3,247	(206)

Total operating expenses	98,723	84,573	32,895	27,185
Operating income	16,985	10,483	7,907	7,546

Financial income (expenses), net	5,353	(3,178)	1,891	(992)

Income before taxes on income	22,338	7,305	9,798	6,554

Taxes on income	(290)	4,627	(1,131)	1,544

Net income	$22,048	$11,932	$8,667	$8,098

Basic earnings per share	$0.29	$0.21	$0.11	$0.14

Diluted earnings per share	$0.28	$0.21	$0.11	$0.14

Weighted average number of shares used in computing earnings per share
Basic	76,197,213	57,546,606	77,058,663	58,477,579
Diluted	78,416,346	58,077,156	78,832,405	59,852,657

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2026			September 30, 2025
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$40,802	806	$41,608	$34,731	2,774	$37,505
Operating expenses	32,895	(5,888)	27,007	27,185	(2,526)	24,659
Operating income	7,907	6,694	14,601	7,546	5,300	12,846
Income before taxes on income	9,798	6,694	16,492	6,554	5,300	11,854
Net income	$8,667	5,624	$14,291	$8,098	3,685	$11,783

Basic earnings per share	$0.11	$0.08	$0.19	$0.14	$0.06	$0.20

Diluted earnings per share	$0.11	$0.07	$0.18	$0.14	$0.05	$0.19

Weighted average number of shares used in
computing earnings per share
Basic	77,058,663		77,058,663	58,477,579		58,477,579
Diluted	78,832,405		81,675,463	59,852,657		60,839,694

(*)	Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses (income), net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	September 30, 2026	September 30, 2025
	Unaudited	Unaudited

GAAP net income	$8,667	$8,098

Gross profit
Stock-based compensation expenses	127	215
Amortization of purchased intangibles	647	2,559
Other integration expenses	32	-
	806	2,774
Operating expenses
Stock-based compensation expenses	1,485	1,436
Amortization of purchased intangibles	1,112	1,120
Other operating expenses (income), net and integration expenses	3,291	(30)
	5,888	2,526

Taxes on income	(1,070)	(1,615)

Non-GAAP net income	$14,291	$11,783

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2026			September 30, 2025
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$115,708	4,112	$119,820	$95,056	6,142	$101,198
Operating expenses	98,723	(18,574)	80,149	84,573	(10,658)	73,915
Operating income	16,985	22,686	39,671	10,483	16,800	27,283
Income before taxes on income	22,338	22,686	45,024	7,305	16,800	24,105
Net income	$22,048	21,468	$43,516	$11,932	13,639	$25,571

Basic earnings per share	$0.29	$0.28	$0.57	$0.21	$0.23	$0.44

Diluted earnings per share	$0.28	$0.27	$0.55	$0.21	$0.22	$0.43

Weighted average number of shares used in
computing earnings per share
Basic	76,197,213		76,197,213	57,546,606		57,546,606
Diluted	78,416,346		79,621,573	58,077,156		58,961,990

(*)	Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025
	Unaudited	Unaudited

GAAP net income	$22,048	$11,932

Gross profit
Stock-based compensation expenses	525	617
Amortization of purchased intangibles	3,518	5,461
Other integration expenses	69	64
	4,112	6,142
Operating expenses
Stock-based compensation expenses	4,489	3,420
Stock-based compensation related to business combination	7,000	(313)
Amortization of purchased intangibles	3,308	3,273
Other operating expenses, net and integration expenses	3,777	4,278
	18,574	10,658

Taxes on income	(1,218)	(3,161)

Non-GAAP net income	$43,516	$25,571

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended		Three months ended
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

GAAP net income	$22,048	$11,932	$8,667	$8,098
Adjustments:
Financial expenses (income), net	(5,353)	3,178	(1,891)	992
Taxes on income	290	(4,627)	1,131	(1,544)
Stock-based compensation expenses	5,014	4,037	1,612	1,651
Stock-based compensation related to business combination	7,000	(313)	-	-
Depreciation and amortization (*)	15,256	16,458	4,726	6,412
Other operating expenses (income), net and integration expenses	3,846	4,342	3,323	(30)

Adjusted EBITDA	$48,101	$35,007	$17,568	$15,579

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Nine months ended		Three months ended
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Commercial	$225,519	$206,234	$69,748	$72,957
Defense	84,794	67,094	36,904	24,090
Peru	39,050	41,370	9,574	20,644

Total revenues	$349,363	$314,698	$116,226	$117,691

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$260,299	$168,907
Short-term deposits	-	16,433
Restricted cash	48	88
Trade receivables, net	115,269	85,929
Contract assets	30,225	36,987
Inventories	62,656	45,430
Other current assets	32,485	37,406

Total current assets	500,982	391,180

LONG-TERM ASSETS:
Long-term contract assets	7,193	7,890
Severance pay funds	7,076	6,941
Deferred taxes	17,133	15,558
Operating lease right-of-use assets	6,297	5,922
Other long-term assets	32,278	19,871

Total long-term assets	69,977	56,182

PROPERTY AND EQUIPMENT, NET	73,114	75,172

INTANGIBLE ASSETS, NET	47,482	53,986

GOODWILL	169,534	169,534

TOTAL ASSETS	$861,089	$746,054

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2026	2025
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$2,000
Trade payables	40,500	31,614
Accrued expenses	66,599	58,878
Advances from customers and deferred revenues	52,999	78,499
Operating lease liabilities	2,920	2,957
Other current liabilities	29,655	41,529

Total current liabilities	194,673	215,477

LONG-TERM LIABILITIES:
Accrued severance pay	7,799	7,508
Operating lease liabilities	3,664	3,102
Convertible note	96,225	-
Other long-term liabilities	3,874	19,689

Total long-term liabilities	111,562	30,299

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	3,975	3,765
Additional paid-in capital	1,149,782	1,115,030
Accumulated other comprehensive loss	(6,202)	(3,768)
Accumulated deficit	(592,701)	(614,749)

Total shareholders' equity	554,854	500,278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$861,089	$746,054

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$22,048	$11,932	$8,667	$8,098
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	15,106	16,302	4,683	6,360
Stock-based compensation expenses	12,014	3,724	1,612	1,651
Accrued severance pay, net	157	(155)	174	(79)
Deferred taxes, net	(1,575)	(6,325)	790	(2,092)
Increase in trade receivables, net	(29,998)	(10,613)	(7,796)	(1,379)
Decrease (increase) in contract assets	7,458	10,453	2,567	(6,099)
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash, cash equivalents and restricted cash)	(4,288)	12,070	(5,773)	316
Decrease (increase) in inventories	(17,434)	(3,358)	2,778	(3,454)
Increase (decrease) in trade payables	8,364	(19,375)	(5,496)	(4,685)
Increase (decrease) in accrued expenses	7,330	1,027	(6,823)	5,614
Increase (decrease) in advances from customers and deferred revenues	(25,574)	8,625	2,718	24,051
Increase (decrease) in other liabilities	(3,432)	2,668	6,160	142
Net cash provided by (used in) operating activities	(9,824)	26,975	4,261	28,444

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(5,850)	(8,260)	(1,675)	(4,004)
Investment in other asset	(1,000)	(3,500)	(1,000)	-
Investment in short-term deposits	(14,350)	-	-	-
Proceeds from short-term deposits	30,783	-	14,350	-
Proceeds from sale of a financial instrument	1,316	-	1,316	-
Acquisitions of subsidiary, net of cash acquired	(10,000)	(104,943)	-	-
Net cash provided by (used in) investing activities	899	(116,703)	12,991	(4,004)

Cash flows from financing activities:
Proceeds from long-term loan, net of associated costs	-	58,970	-	-
Repayment of long-term loan	-	(1,500)	-	(750)
Proceeds from issuance of Ordinary shares in a private placement, net	-	65,325	-	65,325
Issuance of convertible note, net of issuance costs	99,002	-	99,002
Exercise of stock options	46	166	-	166
Net cash provided by financing activities	99,048	122,961	99,002	64,741

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,229	1,414	(776)	298

Increase in cash, cash equivalents and restricted cash	91,352	34,647	115,478	89,479

Cash, cash equivalents and restricted cash at the beginning of the period	168,995	120,249	144,869	65,417

Cash, cash equivalents and restricted cash at the end of the period	$260,347	$154,896	$260,347	$154,896